SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of             CERTIFICATE
Cinergy Corp. et al.         OF
File No.  70-8589            NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by
Cinergy Corp., a registered holding company ("Cinergy"), Cinergy Investments, Inc., Cinergy's nonutility subholding company ("Investments"), and Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy
Services"; and together with Cinergy and Investments, the "Applicants"), and (b) authorized by the Commission in its orders with respect thereto dated, respectively, March 8, 1996 (Rel. No. 35-26486) and September 21,
1995 (Rel. No. 35-26376), Services hereby notifies the Commission, on behalf of itself and the other Applicants, as follows:

1.   For the calendar quarterly period ended March 31, 1997
("First
     Quarter"), none of the Special Purpose Subsidiaries/1/ issued any
     Recourse Debt Securities./2/

2.   General description of activities of Investments and Special
Purpose
     Subsidiaries during the First Quarter and of projects in which they have an ownership interest:

     (a)  Investments.  No new information to report.
     (b)  Energy Argentina.  No new information to report.
     (c) CGE ECK. This company has entered into a contract with a nonaffiliated third-party for the sale of its 3% ownership interest in ECK s.r.o.
     (d)  Midlands.  No new information to report.

3. Information on intercompany service transactions involving the Special
     Purpose Subsidiaries during the First Quarter:

    (a)      name of each associate company providing services
and
             associate company recipient:
    (i)       Cinergy Services/Energy Argentina
    (ii)      Cinergy Services/Cinergy UK
    (b)      listing of services provided:
             (i)   legal and executive
             (ii)  accounting, financial, legal and executive
    (c)      total dollar amount of services provided per
associate
             company service provider:
             (i)   $23,000
             (ii)  $176,000

4. The following unaudited financial statements are filed herewith:

    (a)  Unaudited Special Purpose Subsidiaries Financial
Statements,
         dated March 31, 1997

                          S I G N A T U R E

    Pursuant to the requirements of the Public Utility Holding
Company Act
of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       May 14, 1997

    CINERGY SERVICES, INC.


    By:/s/William L. Sheafer
                                   Vice President and Treasurer

                       ENDNOTES

/1/ As used herein, "Special Purpose Subsidiaries" refers to the following direct or indirect subsidiaries of Cinergy that are either exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or companies
(each, a "FUCO Parent") organized for the exclusive purpose of acquiring and owning or holding, directly or indirectly, interests in
FUCOs:  PSI
Energy Argentina, Inc. ("Energy Argentina"), CGE ECK, Inc. ("CGE
ECK"),
Cinergy UK, Inc. (formerly M.E. Holdings, Inc.) ("Cinergy UK"),
Avon Energy
Partners Holdings, Avon Energy Partners plc, Midlands Electricity plc
("Midlands").  Costanera Power Corp., PSI Argentina, Inc., PSI
T&D
International, Inc., PSI Yacyreta, Inc., PSI Power Resource
Development,
Inc., PSI Power Resource Operations, Inc., PSI International,
Inc. and PSI
Sunnyside, Inc. are all inactive Cinergy system companies formed to act as
EWGs or FUCO Parents.

/2/ Recourse Debt Securities means any promissory note, bond or other evidence of indebtedness issued by a Special Purpose Subsidiary to a nonassociate company with respect to which Cinergy or Investments issues a guarantee (including obtaining a letter of credit).